Exhibit (a)(1)(I)
[LETTERHEAD OF INFORMATION AGENT]
Enclosure letter n. [ ]

[INSERT PROGRESSIVE NUMBER, SAME NUMBER SHOULD BE STAMPED ON ALL ENCLOSED MATERIALS]
Dear Mr. [INSERT NAME OF ITALIAN HOLDER OF RECORD OF ADSs OR SHARES]
     Enclosed please find the Offer to Purchase, dated August 4, 2005 and certain other materials relating to the offer by DR 3 S.r.l. to purchase any and all outstanding ordinary shares, par value €0.26 per ordinary share, and outstanding American Depositary Shares (“ADSs”), each representing one ordinary share, of De Rigo S.p.A. (“De Rigo”).
     The offer has not been submitted for clearance to CONSOB (the Italian Securities and Exchange Commission). Accordingly the offer is not being made in Italy and no documents relating to the offer have been or will be distributed in Italy, except that, as required by law, we are sending the enclosed materials to you, as record holder of shares or ADSs of De Rigo, under a specific exemption available under Italian law. The enclosed materials are individually numbered for identification purposes and have been sent to you directly for your use only. You may not forward these materials or provide a copy to anyone else.
     If you are a record holder of ordinary shares and intend to tender your shares, you should contact D.F. King & Co., Inc., the information agent for the tender offer, for additional instructions on certain formalities required under Italian corporate law to endorse the certificates representing your shares.
     With best regards,

D.F. King & Co., Inc.